

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via E-Mail</u>
Gil Efron
Chief Financial officer
Kamada Ltd.
7 Sapir Street
Kiryat Weizmann Science Park
P.O. Box 4081
Ness Ziona 74140
Israel

> **Re: Kamada Ltd.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted March 8, 2013**
> **CIK No. 0001567529**

Dear Mr. Efron:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you anticipate submitting a request for confidential treatment for certain of the exhibits to your registration statement. Please be advised that we will review your request for confidential treatment once it is received and will provide any comments under separate cover. We will not be able to process any request for acceleration of the effective date of the pending registration statement until any such confidential treatment request is resolved.

2. We have reviewed the copy of the investor presentation that you provided to us in response to prior comment 4. We note that pages 17 and 28 of these materials provide expected launch dates for certain of your products, yet this disclosure does not appear in the prospectus. Accordingly, please revise the prospectus to include this information in your Business section and elsewhere in your prospectus, as applicable. In the alternative, please provide your written analysis why such information is not material to investors and need not be included in the prospectus.

Use of Proceeds, page 47

3. We note your response to prior comments 20 and 21 and your revised disclosure on pages 10 and 47 of the prospectus. In addition to this disclosure, please also provide the approximate amount of proceeds intended to be used for each enumerated purpose. If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011
Revenues, page 61

4. We acknowledge your response to our comment 24 and your revised disclosure. Please include disclosure that explains the underlying reason(s) for the increase in sales volume of Glassia to Baxter.

Cost of Revenues, page 61

5. With regards to the decrease in gross profit in your distribution segment, you indicate the decrease was primarily due to the change in the mix of products sold to products with lower margins; however, you also state that the increase in sales volume was due to increased sales in your IVIG product, which you further disclose on page 81 comprised 26% of the segment revenues. We believe your disclosure lacks context without qualitative and quantitative information about the products that caused the change in product mix resulting in the decrease in gross profit. In this regard, in order to provide more insight into why the gross profit in your distribution segment decreased, please include disclosure that provides greater context with regards to the composition of your product mix and the related volume changes. To the extent that IVIG is a lower margin product, please clarify.

6. Please revise your disclosure to quantify the amount of revenues recognized from your agreement with Chiesi since August 2012.

Research and Development Expense, page 62

7. We acknowledge your response to our comment 25 and your revised disclosure. Please provide qualitative disclosures that indicate the composition of your unallocated R&D expenses and quantify each component for the periods presented. In addition, please revise your disclosure to explain the reason(s) for increases and decreases for the unallocated expenses by each component.

8. You disclose that AAT for newly diagnosed Type 1- Diabetes trials increased by $0.1 million due to expenses for a clinical trial. However, your table indicates a $77,000 decrease. Please revise your disclosure to address this apparent discrepancy or advise us.

Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
i. Revenue Recognition, page F-10

9. Please separately disclose your revenue recognition policy related to upfront payments received.

s. Employee benefit liabilities
2. Post-employment benefits, page F-16

10. In the last paragraph in this note, you disclose that you recognize actuarial gains and losses according to the "corridor" method commencing January 1, 2013. You also disclose the cancellation of the "corridor" method and reference Note 4. Please revise your disclosure here to clarify that you historically applied the "corridor" method consistent with your policy disclosure in your initial submission. In addition, please revise the disclosure in Note 4 to clarify when the June 2011 revisions to IAS 19 are effective.

Note 19: Contingent Liabilities and Commitments, page F-32

11. We acknowledge your response to our comments 55 and 56 and your revised disclosure. Please address the following additional comments:
 • Please revise your disclosure in subparagraph a to discuss the separately identifiable components of your agreement with Baxter and how you account for each component consistent with your response.
 • In the penultimate paragraph in subparagraph a, you disclose an apparent obligation to fund up to $10 million of development costs to be incurred by Baxter. Please revise your disclosure to clarify whether the "required territory" is the U.S., Canada, Australia and New Zealand as stipulated in the agreement. Also, please revise your disclosure to elaborate on the "certain conditions" under which you are obligated to fund this development. Finally, please tell us whether and how this obligation to fund

> future development impacts the separately identifiable components you identified and your recognition of revenue for each component.
>
> - With regards to the last line of the last paragraph in subparagraph a, please clarify how you are accounting for raw materials supplied by Baxter for the development, production, sale and distribution of products by you in your territories. In addition, please clarify under what circumstances you pay Baxter for the supply of fraction IV raw materials and revise your disclosure in the penultimate paragraph on page 90 to consistently identify your uses of fraction IV and when you pay for them.

12. With regards to subparagraph f, please disclose your accounting for the devices to be used in clinical trials that are being provided to you by a third party free of charge. In addition, clarify what you mean by "at the basis of the collaboration" with regards to the long-term regular supply of the device and spare parts of the device under the commercialization and supply agreement.

Note 22: Share-Based Payment, page F-36

13. In subparagraph b, you disclose the granting of stock options to your chief executive officer on December 11, 2012. Please revise your disclosure to describe your accounting for this grant. In your revised disclosure, please clarify that the measurement date has not yet been met, as the grant is subject to shareholder approval. Otherwise, please explain to us how the measurement date is met, and reference for us the authoritative literature you rely upon to support your accounting. In addition, as the vesting of these awards and the 80,000 options granted to your chief financial officer disclosed on page F-37 appear to be based on events that are not certain to occur, please disclose how you account, or intend to account, for the vesting of these awards upon the measurement date.

Note 26: Operating Segments, page F-46

14. We acknowledge your response to our comment 57 and your revised disclosure. We continue to believe disclosure about revenues from external customers for each product or group of similar products should be disclosed for your distribution segment in accordance with paragraph 32 of IFRS 8 unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Andrew D. Thorpe
        Morrison & Foerster LLP
        425 Market Street
        San Francisco, CA 94105